Filed pursuant to Rule 433
Issuer Free Writing Prospectus, Dated January 26, 2017
Relating to Preliminary Prospectus, Dated January 17, 2017
Registration Statement No. 333-215179

JAGGED PEAK ENERGY INC.

This free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus of Jagged Peak Energy Inc. (the “Company”), dated January 17, 2017 (the “Preliminary Prospectus”). The information in this free writing prospectus supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus or prepared based on assumptions that are inconsistent with the information below.

REVISED OFFERING SIZE:

The section of the Preliminary Prospectus titled “Summary—The Offering” is revised as follows:

Initial public offering price per share	$15.00

Common stock offered by us	28,333,334 shares.

Common stock offered by the selling stockholders	3,266,000 shares (or 8,005,900 shares, if the underwriters exercise in full their option to purchase additional shares).

Common stock outstanding after this offering	212,937,746 shares.

Common stock owned by the selling stockholders after this offering	157,756,799 shares (or 153,016,899 shares if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares

Quantum has granted the underwriters a 30-day option to purchase up to 4,739,900 additional shares of our common stock to the extent the underwriters sell more than 31,599,334 shares of common stock in this offering.

Use of proceeds

We expect to receive approximately $397.1 million of net proceeds from the sale of the common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use a portion of the net proceeds we receive from this offering to fully repay the outstanding indebtedness under our credit facility and the remaining net proceeds to fund our 2017 capital program. As of December 31, 2016, we had $132.0 million of outstanding borrowings under our credit facility. Please read “Use of Proceeds”.

USE OF PROCEEDS:

The section of the Preliminary Prospectus titled “Use of Proceeds” is revised as follows:

We expect to receive approximately $397.1 million of net proceeds from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use a portion of the net proceeds we receive from this offering to fully repay the outstanding indebtedness under our credit facility, which was $132.0 million as of December 31, 2016. We intend to fund our $580.0 million 2017 capital program with cash flow from operations, the remaining approximately $265.1 million of net proceeds from this offering and borrowings under our credit facility.

CAPITALIZATION:

The section of the Preliminary Prospectus titled “Capitalization” is revised as follows:

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2016:

•                  on an actual basis for our predecessor; and

•                  on an as-adjusted basis to give effect to our corporate reorganization as described under “Corporate Reorganization” and the sale of shares of our common stock in this offering and the application of the net proceeds we receive from this offering as set forth under “Use of Proceeds”.

The information set forth in the “As Adjusted” column of the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with “Use of Proceeds” and the historical financial statements and accompanying notes included elsewhere in this prospectus.

	As of September 30, 2016
	Predecessor Actual	As Adjusted
	(in thousands, except number of shares and par value)
Cash and cash equivalents	$5,420	$312,545

Long-term debt, including current maturities:
Credit facility(1)	90,000	—
Total long-term debt	$90,000	$—

Equity:
Members’ equity	326,098	—
Preferred stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 1,000,000,000 shares authorized, 212,937,746 shares issued and outstanding, as adjusted	—	2,129
Additional paid-in capital	—	721,094
Accumulated deficit(2)	(18,068)	(397,094)
Total equity	$308,030	$326,129
Total capitalization	$398,030	$326,129

(1)         As of December 31, 2016, the borrowing base under our credit facility was $160.0 million; however, it was increased to $180.0 million in January 2017. We anticipate that the amended and restated credit facility we will enter into in connection with this offering will have an initial borrowing base of $180.0 million. As of December 31, 2016, we had $132.0 million of outstanding borrowings under our credit facility with $28.0 million of additional borrowing capacity available. After giving effect to the sale of shares of our common stock in this offering, the application of the anticipated net proceeds therefrom and the amendment and restatement of our credit facility in connection therewith, we expect to have $180.0 million of available borrowing capacity under our credit facility.

(2)         In connection with our corporate reorganization, we expect to recognize stock compensation expense of approximately 379.0 million at the time of the offering, all of which will be non-cash except for $14.7 million related to the management incentive advance payment made in April 2016. In addition, approximately $153.6 million of stock compensation expense will be recognized over the next three years as the vesting conditions of the Management Holdco Units are satisfied.

DILUTION:

The section of the Preliminary Prospectus titled “Dilution” is revised as follows:

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our common stock for accounting purposes. Our net tangible book value as of September 30, 2016, after giving effect to the transactions described under “Corporate Reorganization”, was approximately $308.0 million, or $1.67 per share.

Pro forma net tangible book value per share is determined by dividing our net tangible book value, or total tangible assets less total liabilities, by our shares of common stock that will be outstanding immediately prior to the closing of this offering, including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), our adjusted pro forma net tangible book value as of September 30, 2016, would have been approximately $326.1 million, or $1.53 per share. This represents an immediate decrease in the net tangible book value of $0.14 per share to our existing stockholders and an immediate dilution to new investors purchasing shares in this offering of $13.47 per share, resulting from the difference between the offering price and the pro forma as-adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of September 30, 2016 (after giving effect to our corporate reorganization)	$1.67
Decrease per share attributable to new investors in this offering	(0.14)
As-adjusted pro forma net tangible book value per share (after giving effect to our corporate reorganization and this offering)		1.53
Dilution in pro forma net tangible book value per share to new investors in this offering		$13.47

The following table summarizes, on an adjusted pro forma basis as of September 30, 2016, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, and the total consideration paid and the average price per share paid by our existing stockholders and to be paid by new investors in this offering, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration
	Number	Percent	Amount (in thousands)	Percent	Average Price Per Share
Existing stockholders(1)	184,604,412	86.7%	$326,098	43.4%	$1.77
New investors in this offering(2)	28,333,334	13.3	425,000	56.6	15.00
Total	212,937,746	100%	$751,098	100%	$3.53

(1)         The number of shares disclosed for the existing stockholders includes 3,266,000 shares being sold by the selling stockholders in this offering and 10,236,958 shares held by Management Holdco.

(2)         The number of shares disclosed for the new investors does not include 3,266,000 shares being purchased by the new investors from the selling stockholders in this offering.

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will be increased to 36,339,234, or approximately 17.1% of the total number of shares of common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA:

The section of the Preliminary Prospectus titled “Selected Historical Consolidated Financial Data” is revised as follows:

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2015	2014
Pro Forma Per-Share Data (unaudited)(1):
Net loss per common share:
Basic and diluted	$(0.02)		$(0.02)
Weighted average common shares outstanding:
Basic and diluted	212,937,746		212,937,746

(1)         The net loss per common share and weighted average common shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under “Corporate Reorganization”. The pro forma per-share data also reflects additional pro forma income tax benefit of $2.8 million and $2.7 million for the nine months ended September 30, 2016 and the year ended December 31, 2015, respectively, associated with the income tax effects of the corporate reorganization described under “Corporate Reorganization” and this offering. Jagged Peak Energy Inc. is a C-corp under the Code, and as a result, will be subject to U.S. federal, state and local income taxes. Although our predecessor was subject to franchise tax in the State of Texas, it generally passed through its taxable income to its owners for other income tax purposes and thus was not subject to U.S. federal income taxes or other state or local income taxes.

Existing Owners’ Ownership

The table below sets forth the percentage ownership of our Existing Owners prior to this offering and after the consummation of this offering (assuming that the underwriters’ option to purchase additional shares is not exercised).

	Percentage Ownership in Jagged Peak	Equity Interests in Jagged Peak Energy Inc. Following this Offering
Existing Owners(1)	Energy LLC Prior to this Offering(2)	Common Stock(5)	Voting Power (%)(5)
Q-Jagged Peak Energy Investment Partners, LLC	98.6%	146,337,025	68.7%
Management Member Executive Officers(3)	1.3%	12,960,884	6.1%
Other Management Members	0.1%	11,803,544	5.5%
JPE Management Holdings LLC(4)	—	10,236,958	4.8%
	100.0	181,338,411	85.2%

(1)         The number of shares of common stock to be issued to our Existing Owners is based on an implied equity value of Jagged Peak Energy LLC immediately prior to this offering, based on the initial public offering price.

23,197,842 shares of common stock held by certain of the Management Members and Management Holdco are subject to a stockholders’ agreement that provides for certain restrictions on transfer and further provides that Management Holdco and the Management Members party thereto will vote their shares of common stock in accordance with the direction of Quantum. See “Certain Relationships and Related Party Transactions”.

(2)         Does not include management incentive units, the terms of which are set forth in greater detail under “Executive Compensation and Other Information—Narrative Disclosure to Summary Compensation Table—Long-term incentives”.

(3)         Includes Messrs. Jaggers, Howard, Hinds and Petry.

(4)         The shares of common stock held by Management Holdco will be subject to the vesting, forfeiture and other provisions set forth in the Amended and Restated Limited Liability Company Agreement of Management Holdco.

(5)         Totals may not sum or recalculate due to rounding.

* * * * *

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free at (800) 831-9146 or writing to: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, New York, NY 10010, Telephone: (800) 221-1037; Newyork.prospectus@credit-suisse.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (866) 803-9204, prospectus-eq_fi@jpmchase.com.